1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2006

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Circular in Respect of Continuing Connected Transactions and Strategic Agreement, dated September 8, 2006	A-1

1.2	Notice of the Extraordinary General Meeting, dated September 8, 2006	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 8, 2006	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

Exhibit 1.1

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an extraordinary general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

CONTINUING CONNECTED TRANSACTIONS AND STRATEGIC AGREEMENT

Independent Financial Adviser to the Independent Board Committee

Lehman Brothers Asia Limited

A letter from the Independent Board Committee of China Telecom Corporation Limited is set out on pages 29 to 30 of this circular. A letter from Lehman Brothers Asia Limited containing its advice to the Independent Board Committee is set out on pages 31 to 44 of this circular.

A notice dated 8 September 2006 convening an extraordinary general meeting of the Company to be held at No. 31, Jinrong Street, Xicheng District, Beijing, PRC on Wednesday, 25 October 2006 at 10:00 a.m. is set out on pages 50 to 52 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

8 September 2006

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the meanings:

“2004 Announcement”	the announcement dated 13 April 2004 issued by the Company in relation to, among others, certain continuing connected transactions of the Company

“2005 Announcement”	the announcement dated 15 December 2005 issued by the Company in relation to, among others, renewal of certain continuing connected transactions of the Company

“Board”	as of the date of this circular, the board of directors consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and joint company secretary, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors

“CCS”	China Communications Services Corporation Limited , a connected person of the Company

“China Telecommunications Corporation”	China Telecommunications Corporation , a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company, its principal business including the provision of telecommunications services in the PRC, such as the operation of domestic and international fixed telecommunications networks and facilities, and voice, data, image and multimedia communication on fixed telecommunications networks and information services

DEFINITIONS

“Company” or “we”	China Telecom Corporation Limited , a joint stock limited company incorporated in the PRC with limited liability on 10 September 2002, its principal business including the provision of telecommunications services in the business regions within the PRC as authorized by the relevant regulatory department of the PRC, such as the operation of domestic and international fixed telecommunications networks and facilities, and voice, data, image and multimedia communications on fixed telecommunications networks and information services

“connected person”	as defined under the Hong Kong Listing Rules, and the term “connected persons” shall be construed accordingly

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to be held to approve the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement

“Existing Agreements”	the Interconnection Agreement, the Centralized Services Agreement and the Comprehensive Services Framework Agreement to be entered into between the Company and China Telecommunications Corporation

“Group”	the Company, together with all of its subsidiaries

“HKD”	Hong Kong Dollars, the lawful currency of Hong Kong. For reference only, the amounts in Hong Kong Dollars set out in this circular are translated from Renminbi at HK$1.00 = RMB1.02. Such translation should not be construed as representations that the amounts in one currency actually represent, or could be converted into, the amounts in another currency at the rate indicated, or at all

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Independent Shareholders”	shareholders of the Company other than China Telecommunications Corporation and its associates

DEFINITIONS

“Independent Third Party”	an entity which is independent of and not connected to the Company or its connected persons, and which is not a connected person of the Company, and the term “Independent Third Parties” shall be construed accordingly

“Latest Practicable Date”	5 September 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listco-Parent Agreements”	the Property Leasing Framework Agreements, the Equipment Procurement Services Framework Agreements, the IT Services Framework Agreements, the Engineering Framework Agreements, the Ancillary Telecommunications Services Framework Agreements and the Community Services Agreement to be entered into between the Company and China Telecommunications Corporation

“PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, Macau and Taiwan)

“Prior Agreements”	shall bear the definition as set out in the section “Modification of the parties to various framework agreements” in this circular

“Revised Cap”	the proposed annual cap for the continuing connected transactions of the Company as set out in the paragraph headed “Revised Caps” in this circular

“RMB”	Renminbi, the lawful currency of the PRC

“Strategic Agreement”	the Strategic Cooperation Framework Agreement entered into between the Company and CCS on 30 August 2006 to set out the terms of the strategic cooperation between them

LETTER FROM THE CHAIRMAN

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

Executive Directors:	Registered office:
Mr. Wang Xiaochu	31 Jinrong Street, Xicheng District
Mr. Leng Rongquan	Beijing 100032, PRC
Ms. Wu Andi
Mr. Zhang Jiping	Place of business in Hong Kong:
Ms. Huang Wenlin	38th Floor
Mr. Li Ping	Dah Sing Financial Centre
Mr. Yang Jie	108 Gloucester Road
Mr. Sun Kangmin	Wanchai, Hong Kong

Non Executive Director:
Mr. Li Jinming

Independent Non-executive Directors:
Mr. Zhang Youcai
Mr. Vincent Lo Hong Sui
Mr. Shi Wanpeng
Mr. Xu Erming
Mr. Tse Hau Yin, Aloysius

8 September 2006

To the shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS AND STRATEGIC AGREEMENT

1.	INTRODUCTION

On 30 August 2006, the Board announced that the Company would like to do the following in respect of certain continuing connected transactions: revise the annual caps of three framework agreements, modify the parties of the Prior Agreements by entering into the Listco-Parent Agreements and to renew the terms of the Existing Agreements and their annual caps for the renewed term. The purpose of this letter is to provide you with further information relating to such continuing connected transactions and to seek your approval of the ordinary resolutions set out in the notice of the Extraordinary General Meeting on pages 50 to 52 of this circular. The recommendation of the Independent Board Committee to the Independent Shareholders is set out on pages 29 and 30 of this circular.

LETTER FROM THE CHAIRMAN

2.	RENEWAL OF TERMS AND ANNUAL CAPS

Revision of annual caps

The value of the categories of continuing connected transactions involving the provision of: (i) ancillary telecommunications services, (ii) comprehensive services and (iii) IT services by China Telecommunications Corporation and/or its associates are subject to annual caps. The Directors have been monitoring the Company’s continuing connected transactions and with the continued development and expansion of the businesses of the Group and based on internal estimates of the demand and the operating conditions in respect of these continuing connected transactions, the Directors note that the existing cap for 2006 for the provision of ancillary telecommunications services, comprehensive services and IT services will not be sufficient for the Group’s current requirements, and therefore propose that the existing caps for these continuing connected transactions be revised. Details of the relevant agreements governing these continuing connected transactions are set out below.

Change of parties to certain framework agreements

The Prior Agreements were entered into between subsidiaries of the Company and associates of China Telecommunications Corporation in relation to certain continuing connected transactions. In order to better rationalize and to ensure effective management of the continuing connected transactions, the Company now proposes that new agreements, on exactly the same terms as the Prior Agreements, be entered into between the Company and China Telecommunications Corporation to govern certain continuing connected transactions between the Group and China Telecommunications Corporations and/or its associates. The Prior Agreements will expire and the Listco-Parent Agreements will govern the terms of the relevant continuing connected transactions.

Renewal of the Existing Agreements

Each of the Existing Agreements has a term expiring on 31 December 2006. The Board announces that the Existing Agreements have been renewed in accordance with their respective provisions on 30 August 2006, invariably for a further term of one year to two years. The annual caps applicable to the renewed terms are set out in this circular.

LETTER FROM THE CHAIRMAN

3.	REVISION OF ANNUAL CAPS

Ancillary telecommunications services

China Telecommunications Corporation and/or its associates provide certain repair and maintenance services to the Group, such as the repair of certain telecommunications equipment, the maintenance of fire prevention equipment and telephone booths and other customers’ services.

Under the Ancillary Telecommunications Services Framework Agreement, China Telecommunications Corporation and/or its associates have agreed to provide ancillary telecommunications services to the Group. Such agreements will expire on 31 December 2006, but will be renewed for further periods of three years unless either party notifies the other at least three months prior to the expiration of the term in writing of its intention to terminate the relevant agreement.

For the two years ended 31 December 2005 and the seven months ended 31 July 2006, the charges for such services the Group paid to China Telecommunications Corporation and/or its associates were approximately RMB2,304 million, RMB2,456 million and RMB1,298 million (unaudited), respectively. These charges paid were calculated on the following basis:

(1)	the government-prescribed prices;

(2)	where there are no government-prescribed prices but where there are government-guided prices, the government-guided prices apply;

(3)	where there are neither government-prescribed prices nor government-guided prices, the market prices apply. The market price is defined as the price at which the same type of services are provided by Independent Third Parties in the ordinary course of business; or

(4)	where none of the above is applicable, the prices are to be agreed between the relevant parties for the provision of the above services, which shall be the reasonable costs incurred in providing the same plus a reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

Comprehensive services

China Telecommunications Corporation provides comprehensive services to the Company, including the procurement of telecommunications equipment such as optic fibers, network designs, software upgrade, system integration, manufacture of calling cards and so on. The Company and China Telecommunications Corporation entered into the Comprehensive Services Framework Agreement on 13 April 2004, which was renewed on 15 December 2005. The Comprehensive Services Framework Agreement has a term expiring on 31 December 2006, which can be renewed for further periods of one year unless terminated by either party with at least three months’ written notification to the other party.

LETTER FROM THE CHAIRMAN

For the two years ended 31 December 2005 and the seven months ended 31 July 2006, the charges for such services the Company paid to China Telecommunications Corporation were approximately RMB348 million, RMB425 million and RMB333 million (unaudited), respectively.

The comprehensive services under the Comprehensive Services Framework Agreement are provided at:

(1)	the government prescribed prices;

(2)	where there are no government prescribed prices but where there are government guided prices, the government guided prices;

(3)	where there are no government prescribed prices nor government guided prices, the market price, which is the price at which the same type of comprehensive services are provided by Independent Third Parties in the ordinary course of business; and

(4)	where none of the above is applicable, the price to be agreed between the parties, which shall be the reasonable costs incurred in providing such services, together with a reasonable profit margin.

IT services

The Group and China Telecommunications Corporation and/or its associates entered into the IT Services Framework Agreements from October 2002 to April 2004, in relation to the provision of certain information technology services, such as office automation and software adjustment, by the latter to the former. The IT Services Framework Agreements were renewed on 15 December 2005. It has a term expiring on 31 December 2006, which can be renewed for further periods of one year, unless the Group provides three months’ written notification to China Telecommunications Corporation and/or its associates of its intention not to renew it.

For the two years ended 31 December 2005 and the seven months ended 31 July 2006, the charges for such services the Group paid to China Telecommunications Corporation and/or its associates were approximately RMB169 million, RMB164 million and RMB80 million (unaudited), respectively.

China Telecommunications Corporation and/or its associates have the right to participate in the bidding for the right to provide the Group with services under a particular IT Services Framework Agreement, and the charges payable are determined by reference to market rates as reflected by prices obtained through the tender process. Where the terms of an offer from China Telecommunications Corporation and/or its associates is at least as favorable as that offered by another bidder which is an Independent Third Party, the Group may award the tender to China Telecommunications Corporation and/or its associates.

LETTER FROM THE CHAIRMAN

Revised Caps

The Board has considered and proposed that the following annual caps (the “Revised Caps”) in respect of continuing connected transactions under the Ancillary Telecommunications Services Framework Agreement, the IT Services Framework Agreements and the Comprehensive Services Framework Agreement:

The continuing connected transactions	Historical amount	Existing annual cap	Revised Cap for the financial year ended 31 December 2006
Ancillary telecommunications services	For the two years ended 31 December 2005 and the seven months ended 31 July 2006, RMB2,304 million, RMB2,456 million and RMB1,298 million respectively	RMB2,640 million	RMB3,900 million

IT services	For the two years ended 31 December 2005 and the seven months ended 31 July 2006, RMB169 million, RMB164 million and RMB80 million respectively	RMB320 million	RMB490 million

Comprehensive services	For the two years ended 31 December 2005 and the seven months ended 31 July 2006, RMB348 million, RMB425 million and RMB333 million respectively	RMB970 million	RMB1,440 million

Basis of determination of the Revised Caps

Ancillary telecommunications services – The increased demand for ancillary telecommunications services as a result of the efforts of the Company to enhance its market competitiveness by increasing its input to operating costs on a continuing basis, coupled with the fact that the majority of connected transactions will be completed in the second half of the year, will lead to an annual transaction amount which exceeds the existing annual cap.

LETTER FROM THE CHAIRMAN

In recent years, the communication market has seen keen competition, the trend for mobile communication to replace other means of communication is increasingly obvious, and the operating costs of the Company is increasing year by year. To maintain its market share and increase its revenue, the Company has stepped up its efforts to adjust its cost structure, increase marketing costs (a growth of approximately 14% in marketing costs in the first half of 2006), to ensure the sufficiency of its network maintenance costs (an increase of approximately 2% in network operation costs in the first half of 2006), and to minimize its management costs (the general management costs basically remained at the same level in the first half of 2006). Subject to regulated tender invitation, the transaction amount of ancillary telecommunications services, which is closely related to the marketing costs and network operation costs, has also increased rapidly. In 2005, the budget set for the ancillary telecommunications services of the Company was almost fully utilised, with the amount of transactions completed reaching RMB2.456 billion or 93% of the annual cap. From January to July this year, the amount of completed ancillary telecommunications services transactions reached RMB1.298 billion (unaudited) or 49.2% of the existing annual cap. Considering that such continuing connected transactions will be mainly conducted in the second half of the year, and based on detailed internal analyses and estimates, the Company anticipates that the aggregate transaction amount of ancillary telecommunications services for the full year 2006 will exceed the existing annual cap.

IT services – The Company is actively expanding its business which increases its demand for IT services. The Company’s revenue from value-added services increased by 43% in the first half of the year. The demand for IT services connected transactions increased as a result. The net investment in IT services was approximately RMB103,000,000. In estimating the existing cap, the Company has already taken into consideration its business development needs. However, in reviewing the status of completed connected transactions, the Company has found that the growth of the relevant business far exceeds its expectation, and, as a result, the Company anticipates that the annual transaction amount of IT services will exceed the existing annual cap. Although the relevant amount of completed IT services connected transactions from January to July 2006 was only approximately RMB80,000,000 (unaudited), representing approximately 25% of the existing annual cap, a greater number of transactions are expected to be conducted in the second half of the year based on the number of agreements entered into by the Company. Further, an analysis of the transactions completed in the previous years indicates that the majority of connected transactions will be conducted in the second half of the year. The repeated estimates and analyses made by the Company show that the transaction amounts of continuing connected transactions for IT services in the second half of the year are expected to well exceed those in the first half. Therefore, the amount for the full year 2006 is anticipated to exceed the existing annual cap.

LETTER FROM THE CHAIRMAN

Comprehensive services – As is in the case of IT services, the Company is actively expanding its business which increases its demand for comprehensive services. Although the amount of completed comprehensive service transactions from January to July 2006 was only approximately RMB333,000,000 (unaudited), representing approximately 34% of the existing annual cap, its increase on a year- on-year basis was approximately 176%. Furthermore, the majority of comprehensive services transactions are expected to be conducted in the second half of the year given the number of agreements already entered into by the Company. An analysis of the transactions completed in the previous years also indicates that the majority of the continuing connected transactions for comprehensive services will be conducted in the second half of the year. The repeated estimates and analyses made by the Company show that the transaction amounts of connected transactions in the second half of the year are expected to well exceed those in the first half. As a result, the transaction amount for the full year 2006 is anticipated to exceed the existing annual cap.

The Board (including the independent non-executive directors of the Company) considers that the abovementioned continuing connected transactions have been conducted on normal commercial terms or on terms no less favourable than those available to Independent Third Parties and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and our shareholders as a whole, and that the Revised Caps for the abovementioned continuing connected transactions are fair and reasonable.

As each of the percentage ratios (other than the profits ratio) of each of the ancillary telecommunications services, comprehensive services and IT services is, on an annual basis, higher than 0.1% and less than 2.5%, they therefore fall under Rule 14A.34 of the Hong Kong Listing Rules. Accordingly, the Company is subject to the reporting and announcement requirements set out under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules in respect of these agreements, but is exempt from the requirements of independent shareholders’ approval under Chapter 14A of the Hong Kong Listing Rules. Details of the agreements will be disclosed in the Company’s next published annual report, as required under Rule 14A.46 of the Hong Kong Listing Rules.

4.	MODIFICATION OF THE PARTIES TO VARIOUS FRAMEWORK AGREEMENTS

The Company has been undertaking an extensive review of the continuing connected transactions carried out between the wholly-owned subsidiaries of the Company and China Telecommunications Corporation and/or its associates under the various connected transaction agreements, with a view to presenting a more coherent, logical and comprehensible picture to shareholders, and also to enable the Company to monitor and manage the status of transactions more effectively going forward.

The relevant connected transactions agreements are as follows:

(1)	Property Leasing Framework Agreements;

(2)	Equipment Procurement Services Framework Agreements;

(3)	IT Services Framework Agreements;

(4)	Engineering Framework Agreements;

LETTER FROM THE CHAIRMAN

(5)	Ancillary Telecommunications Services Framework Agreements; and

(6)	Community Services Framework Agreements (collectively, the “ Prior Agreements”).

For the purposes of rationalizing the connected transactions entered into by the Group so as to facilitate the internal management, all subsidiaries of the Company and China Telecommunications Corporation and/or its associates agree to modify the contractual parties to the various connected transaction agreements. Accordingly, the Company and China Telecommunications Corporation executed the Listco-Parent Agreements on 30 August 2006 as framework agreements to govern the terms of the continuing connected transactions under the Prior Agreements. Pursuant to the Listco-Parent Agreements, the Company will represent the Group and China Telecommunications Corporation will represent its associates. The terms and provisions of the relevant connected transaction agreements remain unchanged. Each of the Listco-Parent Agreements has a term expiring on 31 December 2007 (except for the Engineering Framework Agreements which will expire in 2008), and may be further renewed in accordance with their respective provisions.

5.	RENEWAL OF THE EXISTING AGREEMENTS

Reference is made to the 2004 Announcement and the 2005 Announcement, in which the Company announced that the Group has entered into, among others, the following agreements (collectively, the “Existing Agreements”) with China Telecommunications Corporation and/or its associates:

(1)	Interconnection Agreement;

(2)	Centralized Services Agreement; and

(3)	Comprehensive Services Framework Agreement.

As disclosed in the 2004 Announcement and the 2005 Announcement, the Company will, upon any variation or renewal of the Existing Agreements, comply in full with all applicable requirements set out in Chapter 14A of the Hong Kong Listing Rules.

Each of the Existing Agreements has a term expiring on 31 December 2006, and has been renewed in accordance with their respective provisions on 30 August 2006, invariably for a further term of one year to two years.

LETTER FROM THE CHAIRMAN

6.	CONNECTION BETWEEN THE PARTIES

The Existing Agreements and the Listco-Parent Agreements were entered into between the Company and China Telecommunications Corporation. As China Telecommunications Corporation is the Company’s controlling shareholder (such term as defined under the Hong Kong Listing Rules), holding 70.89% of the issued share capital of the Company, it is a connected person of the Company. Hence, the transactions contemplated under the Existing Agreements and the Listco-Parent Agreements constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Hong Kong Listing Rules.

7.	BACKGROUND TO THE EXISTING AGREEMENTS AND THE LISTCO-PARENT AGREEMENTS

The Existing Agreements have been automatically renewed with the substance of the terms of each of the Existing Agreements remain unchanged (except for the Centralized Services Agreement, which has been amended on 15 December 2005 and disclosed in the 2005 Announcement). In addition, the terms of the continuing connected transactions as set out in the Prior Agreements remain unchanged under the Listco-Parent Agreements except that the relevant holding company is now a party to such agreements.

On this premise, the commercial background of, and reasons for the Existing Agreements and the Listco-Parent Agreements, which are detailed in the 2004 Announcement and the 2005 Announcement, will not be repeated in this circular.

8.	TERMS OF THE LISTCO-PARENT AGREEMENTS AND THE EXISTING AGREEMENTS

Engineering Framework Agreements

The Group and China Telecommunications Corporation and/or its associates have entered into Engineering Framework Agreements to govern the arrangements with respect to certain engineering related services. Each Engineering Framework Agreement will expire on 31 December 2006, but will be renewed for further periods of three years unless any member of the Group provides three months’ written notification to the China Telecommunications Corporation and/or its associates of its intention not to renew the agreement.

The charges payable for engineering related services rendered under the Engineering Framework Agreements shall be determined by reference to market rates as reflected by prices obtained through a tender process. The Group does not accord any priority to China Telecommunications Corporation and/or its associates to provide such services, and the tender may be awarded to an Independent Third Party. However, if the terms of an offer from China Telecommunications Corporation and/or its associates are at least as favorable as those offered by another tenderer, the Group may award the tender to China Telecommunications Corporation and/or its associates.

LETTER FROM THE CHAIRMAN

The Engineering Framework Agreements have been renewed in accordance with their respective provisions on 30 August 2006 for further terms of two years expiring on 31 December 2008.

Interconnection Agreement

The Company and China Telecommunications Corporation have entered into the Interconnection Agreement, with a term expiring on 31 December 2006. The Interconnection Agreement will be renewed for further periods of three years unless the Company provides three months’ written notification to China Telecommunications Corporation of its intention not to renew the agreement.

Pursuant to the Interconnection Agreement, the telephone operator terminating a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated a fee prescribed by the Ministry of Information Industry of the PRC from time to time, which is currently RMB0.06 per minute. The formula for settlement is based on the net volume of telephone calls originating from the Group to China Telecommunications Corporation and/or its associates or originating from China Telecommunications Corporation and/or its associates to the Group multiplied by the settlement fee prescribed by the Ministry of Information Industry of the PRC.

The Interconnection Agreement has been renewed in accordance with its provisions on 30 August 2006 for a further term of two years expiring on 31 December 2008.

Centralized Services Agreement

The Centralized Services Agreement relates to the provision of centralized services, such as the Company’s provision of management business to customers of China Telecommunications Corporation, and the Company’s use of international telecommunications facilities of China Telecommunications Corporation. It was entered into between the Company and China Telecommunications Corporation on 10 September 2002, and was renewed on 15 December 2005. The Centralized Services Agreement has a term expiring on 31 December 2006, which can be renewed for further periods of one year unless the Company provides three months’ written notification to China Telecommunications Corporation of its intention not to renew it.

The apportionment of the aggregate costs for the provision of management business is on a pro rata basis in accordance with the revenues generated by each party. The apportionment of costs incurred for the use of international telecommunications facilities is on a pro rata basis in accordance with the volume of international calls handled by each party. The Centralized Services Agreement has been renewed in accordance with its provisions on 30 August 2006 for a further term of one year expiring on 31 December 2007.

LETTER FROM THE CHAIRMAN

Comprehensive Services Framework Agreement

The Comprehensive Services Framework Agreement relates to the provision of comprehensive services by China Telecommunications Corporation to the Company, including the procurement of telecommunications equipment such as optic fibers, network designs, software upgrade, system integration, manufacture of calling cards and so on. It was entered into between the Company and China Telecommunications Corporation on 13 April 2004, and was renewed on 15 December 2005. The Comprehensive Services Framework Agreement has a term expiring on 31 December 2006, which can be renewed for further periods of one year unless terminated by either party with at least three months’ written notification to the other party.

The Comprehensive Services Framework Agreement has been renewed in accordance with its provisions on 30 August 2006 for a further term of one year expiring on 31 December 2007.

Property Leasing Framework Agreements

Certain subsidiaries of the Company and certain subsidiaries of China Telecommunications Corporation entered into the Property Leasing Framework Agreements from October 2002 to April 2004, and were renewed on 15 December 2005, in relation to the lease of properties by the former to the latter, and vice versa. Each Property Leasing Framework Agreement has a term expiring on 31 December 2006, which can be renewed for further periods of one year, unless the relevant subsidiary of the Company provides three months’ written notification to the relevant subsidiary of China Telecommunications Corporation of its intention not to renew it.

The rental charge in respect of the property which is subject to each Property Leasing Framework Agreement is determined based on market rates, with reference to amounts stipulated by local price bureaus, taking into consideration the specific needs of the PRC telecommunications industry. The rental charges under each Property Leasing Agreement is subject to review each year. The Property Leasing Framework Agreements have been renewed in accordance with their respective provisions on 30 August 2006 for further terms of one year expiring on 31 December 2007.

IT Services Framework Agreements

Certain subsidiaries of the Company and China Telecommunications Corporation and/or its associates entered into the IT Services Framework Agreements from October 2002 to April 2004, which were renewed on 15 December 2005, in relation to the provision of certain information technology services, such as office automation and software adjustment, by the latter to the former. Each IT Service Framework Agreement has a term expiring on 31 December 2006, which can be renewed for further periods of one year, unless the Group provides three months’ written notification to China Telecommunications Corporation of its intention not to renew it.

LETTER FROM THE CHAIRMAN

China Telecommunications Corporation and/or its associates have the right to participate in the bidding for the right to provide the Group with services under a particular IT Services Framework Agreement, and the charges payable are determined by reference to market rates as reflected by prices obtained through the tender process. Where the terms of an offer from China Telecommunications Corporation and/or its associates are at least as favorable as that offered by another bidder which is an Independent Third Party, the Group may award the tender to China Telecommunications Corporation and/or its associates.

The IT Services Framework Agreements have been renewed in accordance with their respective provisions on 30 August 2006 for further terms of one year expiring on 31 December 2007.

Equipment Procurement Services Framework Agreements

The Group and China Telecommunications Corporation and/or its associates entered into the Equipment Procurement Services Framework Agreements from October 2002 to April 2004, which were renewed on 15 December 2005, in relation to the provision of comprehensive procurement services, including the management of tenders, verification of technical specifications and installation services, by the latter to the former. Each Equipment Procurement Services Framework Agreement has a term expiring on 31 December 2006, which can be renewed for further periods of one year, unless the Group provides three months’ written notification to China Telecommunications Corporation and/or its associates of its intention not to renew it.

The commission charges payable for such services are calculated, at the maximum, at:

(1)	in respect of imported telecommunications equipment, 1% of the contract value; or

(2)	in respect of domestic telecommunications equipment and other domestic non-telecommunications materials, 3% of the contract value.

The Equipment Procurement Agreements have been renewed in accordance with their respective provisions on 30 August 2006 for further terms of one year expiring on 31 December 2007.

Community Services Framework Agreements

China Telecommunications Corporation and/or its associates provide certain cultural, educational, property management, vehicles services, health and medical services, hotel and conference services, community and sanitary services to the Group. The arrangements are set out in the Community Services Framework Agreements entered into between them, with terms expiring on 31 December 2006, but will be renewed for further periods of three years unless terminated by either party with at least three months’ written notification to the other party.

LETTER FROM THE CHAIRMAN

The Community Services Framework Agreements stipulate that the above community services be provided at:

(1)	the government-prescribed prices;

(2)	where there are no government-prescribed prices but where there are government-guided prices, the government-guided prices apply;

(3)	where there are neither government-prescribed prices nor government-guided prices, the market prices apply. The market price is defined as the price at which the same type of services are provided by Independent Third Parties in the ordinary course of business; or

(4)	where none of the above is applicable, the prices are to be agreed between the relevant parties for the provision of the above services, which shall be the reasonable costs incurred in providing the same plus a reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

The Community Services Agreements have been renewed in accordance with their respective provisions on 30 August 2006 for further terms of one year expiring on 31 December 2007.

Ancillary Telecommunications Services Framework Agreements

China Telecommunications Corporation and/or its associates provide certain repair and maintenance services to the Group, such as the repair of certain telecommunications equipment, the maintenance of fire prevention equipment and telephone booths and other customers’ services (the “ancillary telecommunications services”).

Under the Ancillary Telecommunications Services Framework Agreements between the Group and China Telecommunications Corporation and/or its associates, China Telecommunications Corporation and/or its associates have agreed to provide ancillary telecommunications services to the Group. Such agreements will expire on 31 December 2006, but will be renewed for further periods of three years unless either party notifies the other at least three months prior to the expiration of the term in writing of its intention to terminate the relevant agreement.

The ancillary telecommunications services under the Ancillary Telecommunications Services Framework Agreements are provided in accordance with the same pricing policy as that of the Community Services Framework Agreements.

The Ancillary Telecommunications Services Framework Agreements have been renewed in accordance with their respective provisions on 30 August 2006 for further terms of one year expiring on 31 December 2007.

LETTER FROM THE CHAIRMAN

9.	ANNUAL CAPS OF THE LISTCO-PARENT AGREEMENTS AND THE EXISTING AGREEMENTS

We set out below, for the Listco-Parent Agreements and the Existing Agreements, the maximum aggregate annual values for the year ended 31 December 2006, 2007 and 2008 (the “Annual Caps”), for each of the transactions contemplated under such agreements:

Agreements	Unaudited historical amount for the period from 1 January to 31 July 2006	Original cap for the year ending 31 December 2006	Annual Caps for the year ending 31 December 2006	Annual Caps for the year ending 31 December 2007	Annual Cap for the year ending 31 December 2008
Engineering Framework Agreements	RMB3,693 million (equivalent to HKD3,621 million)	RMB8,327 million (equivalent to HKD8,164 million)	RMB8,327 million (equivalent to HKD8,164 million)	RMB8,327 million (equivalent to HKD8,164 million)	RMB8,327 million (equivalent to HKD8,164 million)

Centralized Services Agreement	RMB158 million (equivalent to HKD155 million)	RMB700 million (equivalent to HKD686 million)	RMB700 million (equivalent to HKD686 million)	RMB560 million (equivalent to HKD549 million)	not applicable

Comprehensive Services Framework Agreement	RMB333 million (equivalent to HKD326 million)	RMB970 million (equivalent to HKD951 million)	RMB1,440 million (equivalent to HKD1,412 million)	RMB1,440 million (equivalent to HKD1,412 million)	not applicable

Property Leasing Agreements	RMB230 million (equivalent to HKD225 million)	RMB500 million (equivalent to HKD490 million)	RMB500 million (equivalent to HKD490 million)	RMB590 million (equivalent to HKD578 million)	not applicable

IT Services Framework Agreements	RMB80 million (equivalent to HKD78 million)	RMB320 million (equivalent to HKD314 million)	RMB490 million (equivalent to HKD480 million)	RMB490 million (equivalent to HKD480 million)	not applicable

Equipment Procurement Agreements	RMB132 million (equivalent to HKD129 million)	RMB470 million (equivalent to HKD461 million)	RMB470 million (equivalent to HKD461 million)	RMB310 million (equivalent to HKD304 million)	not applicable

Community Services Framework Agreement	RMB1,393 million (equivalent to HKD1,366 million)	RMB3,410 million (equivalent to HKD3,343 million)	RMB3,410 million (equivalent to HKD3,343 million)	RMB3,110 million (equivalent to HKD3,049 million)	not applicable

Ancillary Telecommunications Services Framework Agreements	RMB1,298 million (equivalent to HKD1,273 million)	RMB2,640 million (equivalent to HKD2,588 million)	RMB3,900 million (equivalent to HKD3,824 million)	RMB3,900 million (equivalent to HKD3,824 million)	not applicable

LETTER FROM THE CHAIRMAN

Reasons for no cap for transactions contemplated under the Interconnection Agreement

As disclosed in the 2004 Announcement, the Company submits that the value of the settlement of interconnection charges arising from domestic long distance calls under the Interconnection Agreement should not be subject to any annual limits for the following reasons:

(1)	the Company’s revenue depends on growth in call revenue and in its customer base for its various services. Any growth in the domestic long distance service will necessarily result in increased transaction volumes under the Interconnection Agreement, which the Company will not be able to control as it depends entirely on customer usage. Any limits on these transactions will therefore potentially limit the Company’s ability to conduct or expand its business in the ordinary course; and

(2)	the tariffs payable under the Interconnection Agreement are prescribed by the Ministry of Information Industry of the PRC and are subject to change from time to time.

Application for waiver

An application will be made to The Stock Exchange of Hong Kong Limited for a waiver from strict compliance with Rule 14A.35(2) relating to the Interconnection Agreement that such agreement shall not be subject to annual cap for the two years from 1 January 2007 to 31 December 2008, on the basis that the Company will comply with all other relevant requirements under Chapter 14A of the Hong Kong Listing Rules. The transactions contemplated under the Interconnection Agreement (including the fact that such transactions shall not be subject to annual cap) are conditional on approval by Independent Shareholders at a general meeting.

As far as the Company is aware, none of the Annual Caps for the year ended 31 December 2006 has been exceeded as at the date of this circular. Each of the Annual Caps for the years ending 31 December 2007 and 31 December 2008 (if applicable) has been determined by reference to the nature of the transactions contemplated under each of the Existing Agreements and the Listco-Parent Agreements, the existing scale and operations of the Company’s business, and the business plan of the Company for the year ending 31 December 2007 and/or 31 December 2008.

The Board (including the independent non-executive directors of the Company) is of the view that the Existing Agreements and the Listco-Parent Agreements have been entered into in the ordinary and usual course of business of the Group, that they are (i) on normal commercial terms; or (ii) should there be no comparable terms, on such terms which shall be no less favorable than that provided to Independent Third Parties or (if applicable) that provided by Independent Third Parties, that they have been implemented in accordance with the terms contained therein, and that they are fair and reasonable and in the interests of the Company’s shareholders as a whole.

LETTER FROM THE CHAIRMAN

As each of the percentage ratios (other than the profits ratio) of each of the transactions contemplated under the above agreements (except for the Engineering Framework Agreements and the Interconnection Agreement) is, on an annual basis, above 0.1% but less than 2.5%, they therefore fall under Rule 14A.34 of the Hong Kong Listing Rules. Accordingly, the Company is subject to the reporting and announcement requirements set out under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules in respect of the Existing Agreements and the Listco-Parent Agreements (except for the Engineering Framework Agreements and the Interconnection Agreement), but is exempt from the requirements of independent shareholders’ approval under Chapter 14A of the Hong Kong Listing Rules. Details of the Existing Agreements and the Listco-Parent Agreements will be disclosed in the Company’s next published annual report and accounts, as required under Rule 14A.46 of the Hong Kong Listing Rules.

10.	LISTING RULES IMPLICATIONS

Each of the Engineering Framework Agreements and the Interconnection Agreement are non-exempt continuing connected transactions under Rule 14A.35 of the Hong Kong Listing Rules. These transactions, including the fact that the Interconnection Agreement is not subject to annual caps, are subject to reporting and announcement requirements and are required to be approved by the Independent Shareholders under the Hong Kong Listing Rules, and are subject to approval by the Independent Shareholders’ vote by way of a poll at the EGM.

The Company undertakes to comply with the rules in relation to annual review of continuing connected transactions set out in Rule 14A.37 to Rule 14A.41 of the Hong Kong Listing Rules. The Company specifically undertakes to comply in full with all applicable requirements set out in Chapter 14A of the Hong Kong Listing Rules upon any variation or renewal of the agreements.

11.	STRATEGIC AGREEMENT

Background

The Company has entered into the Strategic Agreement with CCS on 30 August 2006 to set out the parameters of strategic cooperation between the two parties and to form a strategic partnership in accordance with the principle of equality and mutual benefits.

LETTER FROM THE CHAIRMAN

Strategic Agreement

Date	:	30 August 2006

Parties	:	The Company; and China Communications Services Corporation Limited (“CCS”)

For the purposes of the Strategic Agreement, “CCS” shall include CCS and its subsidiaries.

For the purposes of the Strategic Agreement, the term “the Company” shall include the Company and six of its wholly-owned subsidiaries, namely Shanghai Telecom Company Limited, Zhejiang Telecom Company Limited, Fujian Telecom Company Limited, Hubei Telecom Company Limited, Guangdong Telecom Company Limited, Hainan Telecom Company Limited, together with their subsidiaries.

Term	:	(subject to the requisite Independent Shareholders’ approval) From 01 January 2007 to 31 December 2009. The Parties may, on the expiry of its term, consult each other separately regarding whether the Strategic Agreement should be renewed.

Scope of strategic cooperation	:	The areas for the strategic business cooperation between the Parties in accordance with the terms and cooperation conditions of this Strategic Agreement shall include: the services in connection with the design, construction and supervision of communication engineering projects; facilities management services; the content application services; the development of marketing channels and use of telecommunication business as well as exploring other new businesses that are suitable for cooperation between the Parties.

Such services shall comply with the relevant standards prescribed by the State or standards agreed upon between the Parties, and the conditions related thereto shall be no less favourable than the conditions that such Party offered to any third party for the same or similar services. To the extent not contrary to PRC laws and regulations, if, with respect to the same services, the terms and conditions offered by a Party hereto for the services provided is as favourable as the terms and conditions provided by an Independent Third Party, the other Party shall select on a priority basis the Party hereto to be the service provider.

LETTER FROM THE CHAIRMAN

Tariff standards (applicable prices)	:	If the government-prescribed prices are available, the government-prescribed prices shall be used. If the government-guided prices are available, the government- guided prices shall be used; but if neither the government- prescribed, nor the government-guided prices are available and a market price is available, the market prices shall be used. If the government-prescribed prices, the government-guided prices and the market prices are not available, the Parties shall enter into negotiations based on the principles of fairness, provided that the prices subject to consultation between the Parties shall be determined by taking into account the reasonable cost plus a reasonable margin, in which the term “reasonable cost” shall be determined between the Parties upon consultation.

The term “government-prescribed prices” shall be the prices prescribed by the competent pricing authority or other relevant authority of the government by exercising their respective pricing authority within the respective scope of pricing in accordance with the Pricing Law of the People’s Republic of China.

The term “government-guided prices” shall be the prices with fluctuation levels prescribed by the competent pricing authority or other relevant authority of the government by exercising their respective pricing authority within the respective scope of pricing in accordance with the Pricing Law of the People’s Republic of China in order to guide the operators to determine their own prices.

The term “market prices” shall be, subject to compliance with PRC laws and regulations, the prices set by the operators at their own discretion and developed through market competition. The market prices shall be determined by reference to the following prices in the following order: (1) the prices charged by an Independent Third Party at the places or the regions in proximity thereto where such types of services are provided in the ordinary course of business; or (2) the then prices charged by an Independent Third Party for providing such types of services in the ordinary course of business.

Upon the consent by the Parties or in accordance with the relevant laws and regulations, the applicable standard prices may also adopt prices determined by tender as the pricing basis (i.e. in accordance with public bidding pricing method as stated in the Bidding and Tender Law of the People’s Republic of China and other laws and regulations).

LETTER FROM THE CHAIRMAN

Services	:	1. SERVICES IN CONNECTION WITH THE DESIGN, CONSTRUCTION AND SUPERVISION OF COMMUNICATION ENGINEERING PROJECTS

1.1     For the purposes of the Strategic Agreement, the term “services in connection with the design, construction, supervision and control of communication projects” means services provided by CCS to the Company in respect of the design, construction and supervision of communication engineering projects, including but not limited to any engineering, construction and supervision services involved in the construction of new communication engineering projects as well as the expansion of capacity, rationalization, upgrading, maintenance of communication engineering projects.

1.2     The Company undertakes that during the effective period of the Strategic Agreement, under the same terms and conditions, the Company’s subsidiaries in the following six provinces (cities), namely Shanghai, Zhejiang, Fujian, Hubei, Guangdong and Hainan, will on an annual basis accept services from the wholly-owned subsidiaries of CCS (within the administrative region of such province) services in respect of the design, construction and supervision of communication engineering projects provided of not less than 12.5% of the total annual capital expenditure incurred during that year by the above-named subsidiaries.

1.3 CCS undertakes that:

(a) it shall offer at least 5% price discount to the Company based on the Applicable Standard Prices for the services provided;

(b)     it will fully utilize its own business competitive edge to provide services that are in compliance with the quality requirements stipulated by the Company and shall use its best efforts to provide human resources, equipment, capital and other resources to develop its own capability to provide services required by the Company;

LETTER FROM THE CHAIRMAN

(c)     the design, construction and supervision services in respect of the communication engineering projects provided by it to the Company are a basket of integrated and comprehensive services and that it guarantees to implement quality control throughout the course of providing services.

2. FACILITIES MANAGEMENT SERVICES

2.1     The Company undertakes that during the effective period of the Strategic Agreement, under the same terms and conditions, the Company’s subsidiaries in the following six provinces (cities), namely Shanghai, Zhejiang, Fujian, Hubei, Guangdong and Hainan, will, on an annual basis, accept facilities management services from the wholly-owned subsidiaries of CCS (within the administrative region of such province) amounting to an aggregate of not less than RMB1.33 billion.

2.2     CCS undertakes to provide the Company with professional facilities management services that are up to quality standards. CCS shall also fully utilize its competitive edge on having established its professional operation with economies of scales to assist the Company to achieve the goals of lowering its costs and expenditures.

3. STRATEGIC COOPERATION FOR OTHER BUSINESSES

3.1     The Company undertakes that in the course of its strategic transformation from being a traditional telecommunications infrastructure operator to a comprehensive information services provider, subject to substantially the same contractual terms, it will actively provide services to, and pursue cooperation opportunities with, CCS.

CCS undertakes that it will support the Company to carry out its strategic transformation from a traditional telecommunications infrastructure operator to a comprehensive information services provider and will actively support the Company in its business development. CCS shall also actively utilise the Company’s products and services in its own business.

LETTER FROM THE CHAIRMAN

Condition	:	The Strategic Agreement is conditional upon the passing of a resolution by the Independent Shareholders at an EGM approving the Strategic Agreement and the transactions contemplated thereunder.

The Board (including the independent non-executive directors of the Company) considers that the terms of the Strategic Agreement are on normal commercial terms and are fair and reasonable and that the Strategic Agreement and the transactions contemplated thereunder are in the interest of the Company and its shareholders as a whole.

According to Rule 14A.35(1) of the Listing Rules, the period of the agreement must not exceed three years. The Company will re-comply with Chapter 14A of the Listing Rules, including the disclosure and independent shareholders’ approval requirement prior to renewing the agreement upon expiry of the current term.

Annual Caps and Basis of Determination

The Strategic Agreement does not set out any annual caps for the transactions thereunder as China Telecommunications Corporation, the holding company of CCS, has signed certain framework agreements for continuing connected transactions with the Company. These frameworks agreements are already subject to annual caps and the proposed annual caps for the transactions under the Strategic Agreement are subsumed under the annual caps of the said framework agreements between the Company and China Telecommunications Corporation, such as the Engineering Framework Agreements, the Ancillary Telecommunications Services Framework Agreements and the Property Leasing Framework Agreements. The Company confirms that all transactions currently contemplated under the Strategic Agreement are covered under the existing framework agreements. The Company further confirms that it will comply with relevant listing rule requirements in the future if there will be any transaction under the Strategic Agreement not covered under any existing framework agreement.

Reasons and benefits for the Strategic Agreement

(1)	To assist the Company in continually receiving stable operational support services of a high quality, and at the same time lowering costs.

The historical unique relationship and long-term cooperation between CCS and the Company has enabled CCS to gain a comprehensive and deep understanding of the Company’s network features and general business needs. Compared to third parties, CCS can more aptly ensure that high quality service is provided at a competitive price, thus lowering service costs. The Company will receive high quality service and can effectively lower its operational expenses.

LETTER FROM THE CHAIRMAN

Due to a long-standing and cooperative relationship in the past, CCS is more able to meet the needs of the Company and to provide responsive support services in a speedy and stable manner, thereby achieving effective business cooperation and synergies. CCS has undertaken to set up a specialised team dedicated to serving the Company. This will enable a more efficient provision of technical preparation required for the development of the Company, and the Company will obtain more systematic and efficient services.

(2)	To assist in the development of a market-oriented service relationship and ensuring that the Company secures its service sources.

CCS will develop to become an independent and market-oriented operated service provider, and other telecommunication operators will increase their demand for services from CCS. The Company must build a cooperative relationship, in accordance with market principles, with CCS to secure a source to meet its service needs. Upon deliberation in terms of technology, business and management, the Company believes that it is in the long term interests of our shareholders to outsource the provision of services under the Strategic Agreement to appropriate suppliers instead of providing such services by the Company itself.

CCS has a competitive edge in the areas of technology, research and development and human resources. New businesses in the future will result in an increase in the construction of various operator networks and an increase of operational expenses, and operators will increase their external demands in areas such as: technology, size of operations, human resources. The establishment of a strategic cooperative relationship between the Company and CCS is highly significant to the Company receiving key services.

(3)	To ensure the Company’s strategic transformation through strategic cooperation with CCS.

The establishment of a strategic cooperative relationship with CCS will assist the Company in building a comprehensive information services business model and improve the cooperation within the value chain. As the Company intensifies its strategic transformation, the Company needs to continuously work on the construction and optimisation of its network to increase the competitiveness of the network. The Company’s out-sourcing strategy on many operational levels will decrease costs, and at the same time enable the Company to receive high quality service and increase its operational efficiency. The Company must strengthen areas such as corporate informational services, IT services and internet usage and enhance mutually beneficial cooperation within the production chain in order to become a comprehensive informational service provider.

Through a strategic cooperative relationship with CCS, the Company may use CCS’s communication engineering resources, technical advantage, professional qualification, rich experience in network support, long-term experience and ability in providing out-sourcing services for operators to enable the Company to become a comprehensive, all-encompassing, one stop shop providing nation-wide network design, facilities management and end-user sales. Through the establishment of a varied cooperation model, the Company and CCS can mutually benefit from each other’s resources.

LETTER FROM THE CHAIRMAN

12.	LISTING RULES IMPLICATIONS

Given that China Telecommunications Corporation, the controlling shareholder of the Company, and its associates beneficially owns approximately 91.50% of the existing issued share capital of CCS, CCS is regarded as a connected person under the Hong Kong Listing Rules, and the transactions contemplated under the Strategic Agreement, which is continuous in nature and was entered into in the ordinary course of business of the Group, constitute continuing connected transactions of the Company under the Hong Kong Listing Rules. The Strategic Agreement and the transactions contemplated thereunder are subject to reporting, announcement and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules, and are subject to approval by the Independent Shareholders’ vote by way of a poll at the EGM.

13.	THE EGM

Pursuant to Rule 14A.54 of the Hong Kong Listing Rules, any connected person and any shareholder and their associates with a material interest in the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement are required to abstain from voting on the relevant resolution at the EGM. China Telecommunications Corporation and its associates are required to abstain from voting on the resolutions in respect of the Engineering Framework Agreements, the Interconnection Agreement and Strategic Agreement and the transactions contemplated thereunder at the EGM.

A notice of the EGM to be held at No.31, Jinrong Street, Xicheng District, Beijing, PRC on Wednesday, 25 October 2006 at 10:00 a.m. is set out on pages 50 to 52 of this circular at which ordinary resolutions will be proposed to approve the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement.

A form of proxy for use at the EGM is enclosed. Whether or not Shareholders are able to attend the EGM, they are requested to complete and return the enclosed form of proxy to the Company’s registered office, 31 Jinrong Street, Xicheng District, Beijing 100032, PRC as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the EGM. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the EGM should they so wish.

LETTER FROM THE CHAIRMAN

14.	INDEPENDENT SHAREHOLDERS’ APPROVAL AND INDEPENDENT FINANCIAL ADVISER

An independent board committee, comprising all of the independent non-executive directors of the Company, namely Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius, has been formed to advise the Independent Shareholders in relation to the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement.

Lehman Brothers Asia Limited has been appointed to advise the Independent Board Committee and the Independent Shareholders on the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement and a copy of its letter of advice is set out on pages 31 to 44 of this circular.

15.	PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to the articles of association of the Company, a general voting shall be made at a Shareholders meeting by a show of hands. However, (i) chairman of the meeting, (ii) at least two Shareholders or proxies of such Shareholders with voting rights, and (iii) one or more Shareholders including proxy or proxies of such Shareholders accounting individually or jointly for 10% or more of the Company’s shares with voting right(s), shall have the right to request for a voting by poll before or after a voting by a show of hands.

A poll demanded on the election of the chairman of the meeting or on a question of adjournment of the meeting, shall be taken forthwith. Other issues shall be voted by poll at the time to be decided by the chairman, and the meeting can go on with discussion of other matters. The result of such voting shall also be regarded as the resolution adopted at the meeting. A person who has made a request for voting by poll can withdraw such a request.

16.	RECOMMENDATION OF THE INDEPENDENT BOARD COMMITTEE

The Independent Board Committee, having taken into account, among other things, the advice of Lehman Brothers Asia Limited, considers the terms of the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement to be in the best interest of the Company and to be fair and reasonable so far as the Independent Shareholders are concerned. The Independent Board Committee also considers that the transactions contemplated under such agreements to be in the ordinary course of business, on normal commercial terms and the respective annual cap for the Engineering Framework Agreements, and the absence of an annual caps for the Interconnection Agreement and the Strategic Agreement, to be fair and reasonable. Accordingly, the Independent Board Committee recommends that the Independent Shareholders should vote in favor of the ordinary resolutions numbered 1 to 5 set out in the notice of EGM. The letter from Lehman Brothers Asia Limited containing its opinion and the principal factors and reasons taken into account in arriving at its opinion is set out on pages 31 to 44 of this circular.

LETTER FROM THE CHAIRMAN

17.	ADDITIONAL INFORMATION

Your attention is drawn to the letter from the Independent Board Committee to the Independent Shareholders set out on pages 29 and 30 of this circular, to the letter from Lehman Brothers Asia Limited, the independent financial adviser to the Company’s Independent Board Committee and Independent Shareholders in respect of the terms of the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement, and to the information set out in the appendices to this circular.

By order of the Board
China Telecom Corporation Limited

/s/ Wang Xiaochu
Wang Xiaochu
Chairman and Chief Executive Officer

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

Independent Board Committee:

Mr. Zhang Youcai

Mr. Vincent Lo Hong Sui

Mr. Shi Wanpeng

Mr. Xu Erming

Mr. Tse Hau Yin, Aloysius

8 September 2006

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS AND STRATEGIC AGREEMENT

We refer to the circular (the “Circular”) dated 8 September 2006 issued by the Company to its Shareholders of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

On 30 August 2006, the Board announced that the Company had entered into the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement.

The Independent Board Committee was formed on 30 August 2006 to make a recommendation to the Independent Shareholders as to whether, in its view, the terms of the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement are fair and reasonable and on normal commercial terms and whether the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement are in the interest of the Company and its Shareholders. Lehman Brothers Asia Limited has been appointed as independent financial adviser to advise the Independent Board Committee and Independent Shareholders on the fairness and reasonableness of the terms of the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement from a financial perspective.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The terms of, and the reasons for entering into, the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement are described in the Letter from the Chairman set out on pages 4 to 28 of the Circular.

As your Independent Board Committee, we have discussed with the management of the Company the reasons for entering into the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement and the basis upon which their terms have been determined. We have also considered the key factors taken into account by Lehman Brothers Asia Limited in arriving at its opinion regarding the terms of the said agreements as set out in the letter from Lehman Brothers Asia Limited on pages 31 to 44 of the Circular, which we urge you to read carefully.

The Independent Board Committee, after taking into account, amongst other things, the advice of Lehman Brothers Asia Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, considers that the terms of the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement, to be in the best interest of the Company and to be fair and reasonable so far as the Independent Shareholders are concerned. The Independent Board Committee also considers that the transactions contemplated under such agreements to be in the usual and ordinary course of business, on normal commercial terms and the respective annual cap for the Engineering Framework Agreements, and the absence of an annual caps for the Interconnection Agreement and the Strategic Agreement, to be fair and reasonable. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favor of ordinary resolutions numbered 1 to 5 set out in the notice of the EGM at the end of the Circular.

Yours faithfully Zhang Youcai Vincent Lo Hong Sui Shi Wanpeng
Xu Erming
Tse Hau Yin, Aloysius
Independent Board Committee

LETTER FROM LEHMAN BROTHERS ASIA LIMITED

Lehman Brothers Asia Limited
26/F, Two International Finance Centre
8 Finance Street, Central, Hong Kong

8 September 2006

To the Independent Board Committee

    and Independent Shareholders of

    China Telecom Corporation Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS AND STRATEGIC AGREEMENT

INTRODUCTION

We refer to the circular dated 8 September 2006 (the “Circular”) issued by China Telecom Corporation Limited (the “Company”), of which this letter forms a part. Terms defined in the Circular shall have the same meanings herein, unless otherwise defined herein.

The Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement are non-exempt continuing connected transactions for the Company under the Hong Kong Listing Rules and are subject to approval by the Independent Shareholders at the EGM.

We have been appointed to act as the independent financial adviser to the Independent Board Committee and the Independent Shareholders to give an independent opinion as to the terms of the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying decision relating to the terms of the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement. This letter has been prepared and delivered in accordance with the requirements of the Hong Kong Listing Rules for the purpose of assisting the Independent Board Committee in their duties to evaluate the above mentioned aspects and for no other reason.

LETTER FROM LEHMAN BROTHERS ASIA LIMITED

In formulating our opinion, we have reviewed, among other things, the Circular, the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement. We considered information, given in writing and orally, by the Directors (including the independent non-executive directors), the Company’s advisers, and the management of the Company (the “Management”). We also reviewed such research studies and publicly available information as we deemed necessary. We have relied, without assuming any responsibility for independent verification, on the information and the facts about the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement, the Company, China Communications Services Corporation Limited (“CCS”), China Telecommunications Corporation and its provincial subsidiaries as supplied by the Company, the Management and the Board, as well as publicly available information. We have assumed that such information and facts, and any representations made to us, are true, accurate, and complete in all material respects as of the date hereof and that they may be relied upon. We have also assumed that all information and representations contained or referred to in the Circular are true, accurate, and complete in all material respects as of the date hereof and have relied upon them. We have also assumed that all statements of intention of the Management or the Directors, as set forth in the Circular, will be implemented. With respect to any historical costs and financial statements, financial forecasts, estimates, and projections relating to the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement, we have assumed that each was prepared on bases reflecting the best currently available information, views, and judgements of the historical and future financial revenues and expenses involved in the affected activities and may be relied upon by us in formulating our opinion. We have also assumed that each of the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement is enforceable against each of the parties thereto in accordance with its terms and that each of the parties will perform, and will be able to perform, its obligations thereunder, and as otherwise described in the Circular, in full when due.

We have not carried out any independent verification of the information provided to us, we have not conducted any valuation or appraisal of any assets or liabilities, nor have we conducted any form of investigation into the commercial viability of the future prospects of the Company, the operational characteristics of the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement, or the financial condition or future prospects of any of the other parties to the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement. We have further assumed that all material governmental, regulatory, or other consents and approvals necessary for the effectiveness and implementation of the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement have been or will be obtained without any adverse effect on the contemplated benefits to the Company.

Our opinion is necessarily based upon the financial, economic, market, regulatory, and other conditions as they exist on, and the facts, information, and opinions made available to us as of the date of this letter. We disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion expressed herein which may come or be brought to our attention after the date hereof. It should be understood that subsequent developments (including any material deviations from the financial analysis and forecasts provided to us) may affect and/or change this opinion and that we do not have an obligation to update, revise, or reaffirm this opinion.

Our opinion is also subject to the following qualifications:

(a)	We are instructed to act as the independent financial adviser to the Independent Board Committee in relation to the terms of the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement. As such, the scope of our review, and consequentially, our opinion, is limited by reference to a financial point of view and does not include any statement or opinion as to the merits or otherwise of the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement from any other point of view;

LETTER FROM LEHMAN BROTHERS ASIA LIMITED

(b)	We express no opinion or view as to whether any similar terms or transaction equivalent to the terms proposed for the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement are or might be available from any Independent Third Parties, nor as to whether any Independent Third Parties might offer similar or better terms for similar transactions;

(c)	We have considered the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement from the perspective of Independent Shareholders as a whole, and not from the perspective of each individual Independent Shareholder. As such, each Independent Shareholder should consider his/her/its vote on the merits or otherwise of the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement in his/her/its own circumstances and from his/her/its own point of view having regard to all the circumstances as well as his/her/its own investment objectives;

(d)	We have only reviewed each of the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement in isolation and not in connection with any other business plan or strategy, past or present with regard to the Company or the Group as a whole, nor have we viewed these as part of a series of other transactions or arrangements;

(e)	We express no opinion as to whether the obligations under the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement will be performed;

(f)	Nothing contained in this letter should be construed as an opinion or view as to the trading price or market trends of any securities of the Company at any particular time;

(g)	Nothing contained in this letter should be construed as a recommendation to hold, sell or buy any securities of the Company;

(h)	We were not requested to and did not provide any advice concerning the structure, the timing, pricing, size, feasibility or any other aspect of the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement nor any services other than the delivery of this letter relating to the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement. We did not participate in negotiations with respect to the terms of the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement; and

LETTER FROM LEHMAN BROTHERS ASIA LIMITED

(i)	The opinion contained in this letter is intended to provide only one of the bases on which the Independent Board Committee may make their recommendation to the Independent Shareholders on how to vote in respect of the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement.

We are a deemed license corporation under the Securities and Futures Ordinance for Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities) and Type 6 (advising on corporate finance) activities. We will receive a fee from the Company for the delivery of this letter. The Company has also agreed to indemnify Lehman Brothers Asia Limited and certain related persons against certain liabilities and expenses in connection with this engagement.

PRINCIPAL FACTORS AND REASONS

In arriving at our opinion, we have taken into consideration the principal factors and reasons set out below. In reaching our conclusion, we have considered the results of the analyses in light of each other and ultimately reached our opinion based on the results of all analyses taken as a whole.

1.	Background

The Company, China Telecom Corporation Limited , is a joint stock limited company incorporated in the PRC with limited liability on 10 September 2002, and its principal business includes the provision of telecommunications services in the business regions within the PRC as authorized by the relevant regulatory department of the PRC, such as the operation of domestic and international fixed telecommunications networks and facilities, and voice, data, image and multimedia communications on fixed telecommunications networks and information services.

China Telecommunications Corporation is a state-owned enterprise established under the laws of the PRC on 17 May 2000, and its principal business include the provision of telecommunications services in the PRC, such as the operation of domestic and international fixed telecommunications networks and facilities, and voice, data, image and multimedia communication on fixed telecommunications networks and information services. China Telecommunications Corporation has been providing telecom- related and other services to the Company since its initial public offering in 2002. These services are contracted in the various agreements between the two parties, as well as, in most cases, among the subsidiaries of each party.

China Telecommunications Corporation is the controlling shareholder of the Company, holding 70.89% of the issued share capital of the Company. Accordingly, China Telecommunications Corporation is a connected person of the Company and transactions between China Telecommunications Corporation and/or its associates and the Group constitute connected transactions for the Company for the purpose of the Hong Kong Listing Rules.

LETTER FROM LEHMAN BROTHERS ASIA LIMITED

China Communications Services Corporation Limited (or CCS) is a company of which China Telecommunications Corporation and its associates beneficially owns approximately 91.50% of its existing issued share capital. Accordingly, CCS is a connected person of the Company and transactions between CCS and/or its associates and the Group constitute connected transactions for the Company for the purpose of the Hong Kong Listing Rules.

On 30 August 2006, the Board announced that the Company intended to do the following in respect of certain continuing connected transactions: (i) modifying the parties of the Engineering Framework Agreements, setting out the annual caps for the Engineering Framework Agreements, and renewing the Engineering Framework Agreements for a further term of two years, and (ii) renewing the Interconnection Agreement for a further term of two years.

The Company entered in to a Strategic Agreement with CCS on 30 August 2006 pursuant to which the parties agree to form a strategic partnership in accordance with the principle of equality and mutual benefits. The Strategic Agreement also serves the purpose of realigning the contractual parties to certain existing framework agreements, such as the Engineering Framework Agreements, the Ancillary Telecommunications Services Framework Agreement and the Property Leasing Framework Agreement, from having certain subsidiaries of the Company and China Telecommunications Corporation and/or its associates as the contracting parties, to between the Company and CCS.

Pursuant to the Hong Kong Listing Rules, each of the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement described hereafter constitutes non-exempt continuing connected transactions falling under Rule 14A.35 of the Hong Kong Listing Rules. These transactions, including the fact that the Interconnection Agreement is not subject to annual caps, are subject to reporting and announcement requirements and approval by the Independent Shareholders’ vote by way of a poll at the EGM under Rule 14A.48 of the Hong Kong Listing Rules.

It should be noted that certain services under the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement are or will be charged in accordance with the tariffs and standards prescribed by the relevant Chinese regulatory authorities. Where the charges are not set or guided by such relevant Chinese regulatory authorities, they are based on or by reference to market rates charged by Independent Third Parties for the same or similar services in the ordinary and usual course of business or obtained through a public tender process, or are based on the reasonable costs or reasonable costs plus a reasonable margin of providing the respective service as negotiated on an arm’s length basis between the relevant parties.

LETTER FROM LEHMAN BROTHERS ASIA LIMITED

2.	Continuing Connected Transactions

We set out below a summary of each of the non-exempt continuing connected transactions. We will not be setting out in this letter the commercial background of, and reasons for such agreements or arrangements, which are detailed in the 2004 Announcement, the 2005 Announcement and the announcement of the Company dated 30 August 2006, the circular of the Company dated 13 April 2004 and the “Letter from the Chairman” in the Circular.

(1)	Engineering Framework Agreements

The Group and China Telecommunications Corporation and/or its associates have entered into the Engineering Framework Agreements to govern the arrangements with respect to certain engineering related services. Each of the Engineering Framework Agreements will expire on 31 December 2006, but will be renewed for further periods of three years unless any member of the Group provides three months’ written notification to the China Telecommunications Corporation and/or its associates of its intention not to renew the agreement.

The charges payable for engineering related services rendered under the Engineering Framework Agreements shall be determined by reference to market rates as reflected by prices obtained through a tender process. The Group does not accord any priority to China Telecommunications Corporation and/or its associates to provide such services, and the tender may be awarded to an Independent Third Party. However, if the terms of an offer from China Telecommunications Corporation and/or its associates are at least as favourable as those offered by another tenderer, the Group may award the tender to China Telecommunications Corporation and/or its associates.

The Company seeks to: (i) renew the Engineering Framework Agreements on 30 August 2006 for a further term of two years expiring on 31 December 2008; (ii) maintain current annual caps of RMB8.327 billion for each of the two years ending 31 December of 2007 and 2008; and (iii) modify the contractual parties, by way of novation agreements, from the current respective wholly-owned subsidiaries of the Company and China Telecommunications Corporation to the Company and China Telecommunications Corporation.

The detailed terms and the commercial reasons for the Engineering Framework Agreements are set out in the circular of the Company dated 13 April 2004.

(2)	Interconnection Agreement

The Company and China Telecommunications Corporation have entered into the Interconnection Agreement, with a term expiring on 31 December 2006. The Interconnection Agreement will be renewed for further periods of three years unless the Company provides three months ‘ written notification to China Telecommunications Corporation of its intention not to renew the agreement.

LETTER FROM LEHMAN BROTHERS ASIA LIMITED

Pursuant to the Interconnection Agreement, the telephone operator terminating a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated a fee prescribed by the Ministry of Information Industry of the PRC from time to time, which is currently RMB0.06 per minute. The formula for settlement is based on the net volume of telephone calls originating from the Group to China Telecommunications Corporation and/or its associates or originating from China Telecommunications Corporation and/or its associates to the Group multiplied by the settlement fee prescribed by the Ministry of Information Industry of the PRC.

The Company seeks to: (i) renew the Interconnection Agreement on 30 August 2006 for a further term of two years expiring on 31 December 2008; and (ii) continue the current status of no annual caps for services rendered pursuant to the Interconnection Agreement.

The detailed terms and the commercial reasons for the Interconnection Agreement are set out in the circular of the Company dated 13 April 2004.

As stated in the “Letter from the Chairman”, the Company proposes to (i) maintain the current annual caps of RMB8.327 billion for each of the two years ending 31 December of 2007 and 2008 with respect to the engineering related services to be rendered pursuant to the Engineering Framework Agreements, and (ii) set no annual limits for the value of the settlement of interconnection charges under the Interconnection Agreement.

We have discussed with the Management the bases for maintaining the above annual caps for the Engineering Framework Agreements as well as the reasons for not imposing any annual limits for the value of the settlement of interconnection charges under the Interconnection Agreement.

The Company is of the following view with respect to the maintenance of the current annual caps for the provision of engineering related services pursuant to the Engineering Framework Agreements. Such annual caps have been determined with reference to the nature of the transactions contemplated under the Engineering Framework Agreements, the existing scale and operations of the Company’s business as well as the Management’s estimates of the future business plan of the Company. In addition, we understand from the Company that the level of such annual caps have been set so as not to hinder the ability of the Company to conduct its business in the ordinary course and, to allow the Company to benefit from potential growth opportunities. Based on the foregoing, we are of the view that the maintained current annual caps are reasonable insofar as the Independent Shareholders are concerned.

LETTER FROM LEHMAN BROTHERS ASIA LIMITED

As disclosed in the 2004 Announcement and stated in the “Letter from the Chairman”, the Company has informed us that the value of the settlement of interconnection charges arising from domestic long distance calls under the Interconnection Agreement should not be subject to any annual limits for the following reasons. The Company’s revenue depends on growth in call revenue and in its customer base for its various services. Any growth in the domestic long distance service will necessarily result in increased transaction volumes under the Interconnection Agreement, which the Company will not be able to control as it depends entirely on customer usage. Any limits on these transactions will therefore potentially limit the Company’s ability to conduct or expand its business in the ordinary course. In addition, the tariffs payable under the Interconnection Agreement have been set by reference to appropriate tariffs and standards prescribed by the Ministry of Information Industry of the PRC and are subject to change from time to time. Based on the foregoing, we are of the view that the lack of annual limits for such interconnection charges is reasonable insofar as the Independent Shareholders are concerned.

We note that it is stated in the “Letter from the Chairman” that new agreements and the Listco-Parent Agreements, on exactly the same terms as the corresponding Prior Agreements (including the Engineering Framework Agreements), are being entered into between the Company and the China Telecommunications Corporation in order to better rationalize and to ensure effective internal management of the continuing connected transactions entered into by the Group.

In considering the terms of the Engineering Framework Agreements and the Interconnection Agreement, we have taken into consideration of the following factors:

(a)	the Board (including the independent non-executive directors of the Company) is of the view that the Engineering Framework Agreements and the Interconnection Agreement have been entered into in the ordinary and usual course of business of the Group, that they are (i) on normal commercial terms; or (ii) should there be no comparable terms, on such terms which shall be no less favorable than that provided to Independent Third Parties or (if applicable) that provided by Independent Third Parties, that they have been implemented in accordance with the terms contained therein, and that they are fair and reasonable and in the interests of the Company and its shareholders as a whole;

(b)	the Board has represented that the charges payable under the Engineering Framework Agreements are determined by reference to market rates as reflected by prices obtained through a tender process and the charges payable under the Interconnection Agreement are determined by tariffs prescribed by the Ministry of Information Industry of the PRC;

LETTER FROM LEHMAN BROTHERS ASIA LIMITED

(c)	(i) the monetary limits for the Engineering Framework Agreements have been determined with reference to the nature of the transactions contemplated under the Engineering Framework Agreements, the existing scale and operations of the Company ‘ s business as well as the Management’s estimates of the future business plan of the Company, and (ii) such monetary limits have been set as to not hinder the ability of the Company to conduct its business in the ordinary course and to allow the Company to benefit from potential growth opportunities;

(d)	(i) the level of the charges under the Interconnection Agreement have been set by reference to appropriate tariffs and standards prescribed by the Ministry of Information Industry of the PRC and are subject to change from time to time, and (ii) the Company’s revenue depends on growth in call revenue and in its customer base for its various services, and any such growth in the domestic long distance service will necessarily result in increased transaction volumes under the Interconnection Agreement, which the Company will not be able to control as it depends entirely on customer usage, and for that reason that it is difficult to fix appropriate monetary limits for these transactions without potentially hindering the growth of the Company;

(e)	the Engineering Framework Agreements and the Interconnection Agreement are designed as extensions to the Company’s similar existing arrangements with China Telecommunications Corporation that have been previously approved by the Independent Shareholders, and the commercial terms and conditions of the Engineering Framework Agreements and the Interconnection Agreement are identical in nature and substance to the commercial terms and conditions of the corresponding Engineering Framework Agreements and the corresponding Interconnection Agreement, respectively; and

(f)	the extension of each of the Engineering Framework Agreements and the Interconnection Agreement by a further term of two years, respectively, are within the maximum terms of automatic renewal (3 years) that had been approved by the Independent Shareholders.

3.	Strategic Agreement

We set out below a summary of the Strategic Agreement. We will not be setting out in this letter the commercial background of, and reasons for such agreements, which are detailed in the “Letter from the Chairman” in the Circular.

The Company entered into the Strategic Agreement with CCS on 30 August 2006. The Strategic Agreement will be effective from 1 January 2007 to 31 December 2009 (subject to the required approval of the Independent Shareholders of the Company). The areas for the strategic business cooperation covered under the Strategic Agreement include: the services in connection with the design, construction and supervision of communication engineering projects; facilities management services; the content application services; the development of marketing channels and use of telecommunication business as well as exploring other new businesses that are suitable for cooperation between the parties thereto.

LETTER FROM LEHMAN BROTHERS ASIA LIMITED

With respect to services in connection with the design, construction, supervision of communication engineering projects, the Company undertakes that during the effective period of the Strategic Agreement, under the same terms and conditions, the Company’s subsidiaries in the following six provinces (cities), namely Shanghai, Zhejiang, Fujian, Hubei, Guangdong and Hainan, will on an annual basis accept services from the wholly-owned subsidiaries of CCS (within the administrative region of such province) in respect of the design, construction and supervision of communication engineering projects provided of not less than 12.5% of the total annual capital expenditure incurred during that year by the above-named subsidiaries.

In the Strategic Agreement, CCS undertakes that: (a) it shall offer at least 5% price discount to the Company based on the Applicable Standard Prices for the services provided; (b) it will fully utilize its own business competitive edge to provide services that are in compliance with the quality requirements stipulated by the Company and shall use its best efforts to provide human resources, equipment, capital and other resources to develop its own capability to provide services required by the Company; and (c) the design, construction and supervision services in respect of the communication engineering projects provided by it to the Company are a basket of integrated and comprehensive services and that it guarantees to implement quality control throughout the course of providing services.

With respect to facilities management services, the Company undertakes in the Strategic Agreement that during the effective period thereof, under the same terms and conditions, the Company’s subsidiaries in the following six provinces (cities), namely Shanghai, Zhejiang, Fujian, Hubei, Guangdong and Hainan, will, on an annual basis, accept facilities management services from the wholly-owned subsidiaries of CCS (within the administrative region of such province) amounting to an aggregate of not less than RMB1.33 billion. CCS undertakes to provide to the Company with professional facilities management services that are up to quality standards. CCS shall also fully utilize its competitive edge on having established its professional operation with economies of scales to assist the Company to achieve the goals of lowering its costs and expenditures.

With respect to strategic cooperation for other business, the Company undertakes that in the course of its strategic transformation from being a traditional telecommunications infrastructure operator to a comprehensive information services provider, subject to substantially the same contractual terms, it will actively provide services to, and pursue cooperation opportunities with, CCS.

LETTER FROM LEHMAN BROTHERS ASIA LIMITED

In addition, we understand from the Company that upon deliberation in terms of technology, business and management, the Company believes that it is in the long term interests of its Shareholders to outsource the provision of services under the Strategic Agreement to appropriate suppliers instead of providing such services by the Company itself.

Further information on the prospective arrangements under the Strategic Agreement is set out in the “Letter from the Chairman” in the Circular.

As stated in the “Letter from the Chairman” in the Circular, the Company proposes to set no annual caps for the transactions under the Strategic Agreement. We have discussed with the Management the reasons for not imposing any annual caps for the transactions under the Strategic Agreement.

According to the Company, as set forth in the Circular, the Strategic Agreement does not set out any annual caps for the transactions thereunder as China Telecommunications Corporation, a holding company of CCS, has signed certain framework agreements for continuing connected transactions with the Company. These frameworks agreements are subject to annual caps and the proposed annual caps for the transactions under the Strategic Agreement are subsumed under the annual caps for some of said framework agreements between the Company and China Telecommunications Corporation, such as the Engineering Framework Agreements, the Ancillary Telecommunications Services Framework Agreement and the Property Leasing Framework Agreement. The Company confirms that all transactions currently contemplated under the Strategic Agreement are covered under the existing framework agreements. The Company further confirms that it will comply with relevant listing rule requirements in the future if there will be any transaction under the Strategic Agreement not covered under any existing framework agreement.

The Company is of the following view with respect to the Strategic Agreement: (i) the terms, conditions and charges of the Strategic Agreement with CCS were determined in accordance with the appropriate tariffs and standards prescribed by the relevant Chinese regulatory authorities, or where the charges are not set or guided by such relevant Chinese regulatory authorities, they are based on or by reference to market rates charged by independent third party providers for the same or similar services in the ordinary and usual course of business or obtained through a public tender process, or are by reference to the reasonable costs or reasonable costs plus a reasonable margin of providing the respective service as negotiated on an arm’s length basis between the relevant parties, and will remain on no less favourable terms than those available to the Company from any independent party; (ii) CCS will offer at least 5% price discount to the Company based on the Applicable Standard Prices for the service provided; and (iii) the Strategic Agreement is expected to be entered into in the ordinary and usual course of business, and on normal commercial terms, and the terms have been determined after arm’s length negotiation between the parties.

LETTER FROM LEHMAN BROTHERS ASIA LIMITED

In considering the terms of the Strategic Agreement, we have taken into consideration of the following factors:

(a)	the Board (including the independent non-executive directors of the Company) is of the view that the Strategic Agreement has been entered into in the ordinary and usual course of business of the Group, that they are (i) on normal commercial terms; or (ii) should there be no comparable terms, on such terms which shall be no less favorable than that provided to Independent Third Parties or (if applicable) that provided by Independent Third Parties, that they have been implemented in accordance with the terms contained therein, and that they are fair and reasonable and in the interests of the Company and its Shareholders as a whole;

(b)	the terms, conditions and charges of the Strategic Agreement were determined in accordance with the appropriate tariffs and standards prescribed by the relevant Chinese regulatory authorities and/or by reference to market rates and/or by reference to the cost or cost plus reasonable margin of providing the respective service, and will remain on no less favourable terms than those available to the Company from any independent party;

(c)	the Board is of the view that the unique historical relationship and long-term cooperation between CCS and the Company has enabled CCS to gain a comprehensive and deep understanding of the Company’s network features and general business needs, and accordingly, CCS can provide high quality service at a competitive price and responsive support services in a speedy and stable manner, thus lowering service costs for the Company and achieving business cooperation and synergies;

(d)	as CCS becomes an independent, market-oriented service provider, other telecommunication operators are expected to increase their demand for CCS’ services. By entering into the Strategic Agreement, the Company believes that they would be able to secure the resources and commitment of a very experienced service provider; CCS has undertaken to set up a specialised team dedicated to serving the Company, which will enable a more efficient provision of technical preparation required for the development of the Company; and

(e)	the proposed annual caps for the transaction under the Strategic Agreement are subsumed under the annual caps of the certain framework agreements between the Company and China Telecommunications Corporation, such as the Engineering Framework Agreements, the Ancillary Telecommunications Services Framework Agreements and the Property Leasing Framework Agreements and confirmation from the Board that all transactions currently contemplated under the Strategic Agreement are covered under the said existing framework agreements; and for that reason that the Strategic Agreement does not set out any annual caps for the transactions hereunder.

LETTER FROM LEHMAN BROTHERS ASIA LIMITED

SUMMARY

Having considered the above principal factors and reasons, we draw your attention to the following key factors in arriving at our opinion (based on the results of all analyses taken as a whole):

(a)	the Board (including the independent non-executive directors of the Company) is of the view that the Engineering Framework Agreements and the Interconnection Agreement have been entered into in the ordinary and usual course of business of the Group, that they are (i) on normal commercial terms; or (ii) should there be no comparable terms, on such terms which shall be no less favorable than that provided to Independent Third Parties or (if applicable) that provided by Independent Third Parties, that they have been implemented in accordance with the terms contained therein, and that they are fair and reasonable and in the interests of the Company and its Shareholders as a whole;

(b)	the Board has represented that the charges under the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement are determined on the basis of one of the following methods: the tariffs and standards prescribed by the relevant Chinese regulatory authorities; market rates charged by Independent Third Parties for the same or similar services in the ordinary and usual course of business or obtained through a public tender process; or the reasonable costs or reasonable costs plus a reasonable margin of providing the respective service as negotiated on an arm’s length basis between the relevant parties based upon normal commercial terms;

(c)	the Engineering Framework Agreements and the Interconnection Agreement are designed as extensions to the Company’s similar existing arrangements with China Telecommunications Corporation that have been previously approved by the Independent Shareholders, and the commercial terms and conditions of the Engineering Framework Agreements and the Interconnection Agreement are identical in nature and substance to the commercial terms and conditions of the corresponding Engineering Framework Agreements and the corresponding Interconnection Agreement, respectively; and

(d)	the Board (including the independent non-executive directors of the Company) is of the view that the Strategic Agreement has been entered into in the ordinary and usual course of business of the Group, that they are (i) on normal commercial terms; or (ii) should there be no comparable terms, on such terms which shall be no less favorable than that provided to Independent Third Parties or (if applicable) that provided by Independent Third Parties, that they have been implemented in accordance with the terms contained therein, and that they are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

LETTER FROM LEHMAN BROTHERS ASIA LIMITED

OPINION

Based upon and subject to the foregoing (including the qualifications set out in this letter), we are of the opinion as of the date hereof that:

(a)	the terms of the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement are on normal commercial terms (that is, that they are on terms which the Company could obtain if such transactions were on an arm’s length basis or on terms no less favourable than those available from any Independent Third Parties, where such Independent Third Parties exist (although we express no opinion as to whether any such terms would be available from any Independent Third Parties);

(b)	the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement are entered into in the ordinary and usual course of business of the Group (that is, entered into as part of the existing principal activities of the Group or entered into as wholly necessary for the principal activities of the Group);

(c)	the terms of the Engineering Framework Agreements, the Interconnection Agreement and of the Strategic Agreement are fair and reasonable in so far as the interests of the Independent Shareholders are concerned, and in the interests of the Company and its Shareholders as a whole; and

(d)	we would advise the Independent Board Committee to make a recommendation to the Independent Shareholders to vote in favour of (i) the Engineering Framework Agreements and the Interconnection Agreement; (ii) the annual monetary limits applicable to the Engineering Framework Agreements; (iii) the lack of a monetary limit for the Interconnection Agreement; and (iv) the Strategic Agreement (including no annual caps for the transactions thereunder).

This letter is provided to the Independent Board Committee and the Independent Shareholders in connection with and for the purposes of their evaluation of the terms of the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement. In the event of inconsistency, the English text of this letter shall prevail over the Chinese version.

Yours faithfully, For and on behalf of
Lehman Brothers Asia Limited

/s/ Charles Alexander
Charles Alexander Managing Director

APPENDIX I	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	DISCLOSURE OF INTERESTS

As at the Latest Practicable Date:

(i)	none of the Directors or chief executive of the Company had any interest in any shares, underlying shares or debentures of the Company or any of its associated corporations (with the meaning of Part XV of the Securities and Futures Ordinance (“SFO”)) which are (1) required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO), (2) required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or (3) required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange;

(ii)	the Company has not granted its Directors, chief executives or their respective spouses or children below 18 any rights to subscribe for its equity securities or debt securities;

(iii)	none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group since 31 December 2005, being the date to which the latest published audited financial statements of the Company were made up or subsisting at the date of the circular, and which was significant in relation to the business of the Group taken as a whole;

(iv)	none of the Directors or any professional advisers named in paragraph 11 of this Appendix had since 31 December 2005, being the date to which the latest published audited financial statements of the Company were made up, any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

APPENDIX I	GENERAL INFORMATION

3.	DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2005, none of the Directors and Supervisors of the Company had any interests or short positions in the shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)) (the “SFO”) as recorded in the register required to be kept under section 352 of the SFO or as other wise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

As at 31 December 2005, the Company has not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

4.	SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the interests or short positions of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the directors and supervisors of the Company) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the SFO are as follows:

(1)	(a) Interests in ordinary shares of the Company

Name of Shareholder	Number and type of shares held	% of the total issued share capital of that type	Capacity
China Telecommunications Corporation	57,377,053,317 domestic shares	85.57%	Beneficial owner

Guangdong Rising Assets Management Co., Ltd	5,614,082,653 domestic shares	8.37%	Beneficial owner

(b)	Interests in underlying shares of the Company

In the register required to be kept under Section 336 of the SFO, no long positions of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO were recorded to hold any interests in the underlying shares of equity derivatives of the Company.

APPENDIX I	GENERAL INFORMATION

(2)	Short position in shares and underlying shares of the Company

As at the Latest Practicable Date, in the register required to be kept under Section 336 of the SFO, no other persons were recorded to hold any long or short positions in the shares or underlying shares of the equity derivatives of the Company.

5.	LITIGATION

No member of the Group is engaged in any litigation or arbitration of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group.

6.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

7.	PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to the articles of association of the Company, a general voting shall be made at the shareholders meeting by a show of hands. However, (i) chairman of the meeting, (ii) at least two shareholders or proxies of such shareholders with voting rights, and (iii) one or more shareholders including proxy or proxies of such shareholders accounting individually or jointly 10% or more of the Company shares with voting right(s), shall have the right to request for a voting by poll before or after a voting by show of hands.

Issues concerning election of the chairman or suspension of a meeting shall be voted by poll. Other issues shall be voted by poll at the time to be decided by the chairman, and the meeting can go on with discussion of other matters. The result of such voting shall also be regarded as the resolution adopted at the meeting. A person who has made a request for voting by poll can withdraw it.

8.	MATERIAL CONTRACTS

The following contracts (other than contracts entered into in the ordinary course of business) have been entered into by members of the Group within the two years immediately preceding the date of this circular, and are or may be material:

(a)	the short-term notes underwriting agreement dated 4 April 2006 entered into between the Company and The Bank of Communications and China Construction Bank (the “Underwriters”) in respect of the placing and underwriting by the Underwriters of the 2006 notes issued by the Company on the National Interbank Bond Market with a total face value not exceeding RMB20 billion; and

APPENDIX I	GENERAL INFORMATION

(b)	the short-term notes underwriting agreement dated 19 September 2005 entered into between the Company and the Underwriters in respect of the placing and underwriting by the Underwriters of the 2005 notes issued by the Company on the National Interbank Bond Market with a total face value not exceeding RMB10 billion.

9.	MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2005, being the date of the latest published audited financial statements of the Company.

10.	CONSENTS

Lehman Brothers Asia Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and reference to its name in the form and context in which it appears.

As at the Latest Practicable Date, an associate of Lehman Brothers Asia Limited is interested in approximately 0.18% of the issued share capital of the Company. Save for the aforesaid, Lehman Brothers Asia Limited does not have any shareholding in any member of the Group nor it has any right, whether legally enforceable or not, to subscribe for or nominate persons to subscribe for securities of any member of the Group.

11.	QUALIFICATIONS OF EXPERTS

The following are the qualifications of the professional advisers who have given opinions or advice contained in this circular:

Names	Qualifications
Lehman Brothers Asia Limited	Licensed by the Securities and Futures Commission for Types 1, 2, 4 and 6 regulated activities under the Securities and Futures Ordinance

12.	MISCELLANEOUS

(a)	The joint Company Secretaries are Li Ping, MBA and Yung Shun Loy, Jacky, qualified accountant.

(b)	The registered office and head office of the Company is 31 Jinrong Street, Xicheng District, Beijing 100032, PRC.

APPENDIX I	GENERAL INFORMATION

13.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Freshfields Bruckhaus Deringer at 11th Floor, Two Exchange Square, Central, Hong Kong during normal business hours on any business day from the date of this circular until 22 September 2006:

(a)	the memorandum and articles of association of the Company;

(b)	the material contracts referred to under the paragraph headed “Material Contracts” in this Appendix;

(c)	the connected transaction agreements referred to in the “Letter from the Chairman” of this circular;

(d)	the letter of consent referred to in paragraph 10 of this Appendix;

(e)	the letter of recommendation from the Independent Board Committee, the text of which is set out on pages 29 to 30 of this circular;

(f)	the letter from Lehman Brothers Asia Limited dated 8 September 2006, the text of which is set out on pages 31 to 44 of this circular; and

(g)	the audited financial statements of the Group for each of the two financial years immediately preceding the issue of this circular.

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held at 10:00 a.m. on 25 October 2006 at No. 31, Jinrong Street, Xicheng District, Beijing, PRC to consider and, if thought fit, pass the following businesses:

ORDINARY RESOLUTIONS

1.	THAT the Engineering Framework Agreements as described in the circular of the Company dated 8 September 2006 (the “Circular”) and the transactions contemplated thereunder, be and are hereby generally and unconditionally approved, ratified and confirmed and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreements.

2.	THAT the Interconnection Agreement as described in the Circular and the transactions contemplated thereunder be and are hereby generally and unconditionally approved, ratified and confirmed and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

3.	THAT the proposed Annual Caps for the Engineering Framework Agreements for the years ending 31 December 2007 and 31 December 2008 as described in the Circular be and are hereby approved, ratified and confirmed.

4.	THAT the proposed no Annual Cap for the Interconnection Agreement for the years ending 31 December 2007 and 31 December 2008 as described in the Circular be and is hereby approved, ratified and confirmed.

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

5.	THAT the Strategic Agreement as described in the Circular and the transactions contemplated thereunder be and are hereby approved, ratified and confirmed and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

By Order of the Board

/s/ Li Ping	/s/ Yung Shun Loy, Jacky
Li Ping	Yung Shun Loy, Jacky
Joint Company Secretaries

Beijing, PRC

8 September 2006

Notes:

(1)	Buyers who submit the share transfer application forms to the Company’s share registrar before 4:00 p.m. on 25 September 2006 and then register as shareholders on the register of members of the Company are entitled to attend the extraordinary general meeting.

(2)	Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should first review the shareholders circular of the Company, which is expected to be despatched to shareholders around 8 September 2006.

(3)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of the Company for holders of domestic shares or to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the extraordinary general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he so wishes.

The address of the share registrar for the Company’s H shares is as follows:

Computershare Hong Kong Investor Services Limited

46th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

(4)	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(5)	The registration procedure for attending the extraordinary general meeting:

(a)	shareholders attending the extraordinary general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present a copy of the relevant resolution of the board or other decision making authority in order to attend the extraordinary general meeting.

(b)	shareholders intending to attend the extraordinary general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before 4 October 2006.

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

(6)	Closure of the register of members:

The register of members of the Company will be closed from 26 September 2006 to 25 October 2006 (both days inclusive).

(7)	The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transport and accommodation expenses.

(8)	The address of the Office of the Board is as follows:

31 Jinrong Street

Xicheng District, Beijing 100032

PRC

Contact person:	Li Ping
Yung Shun Loy, Jacky
Telephone:	(8610) 6642 8166
Facsimile:	(8610) 6601 0728

(9)	As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and joint company secretary, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

Form of proxy for the Extraordinary General Meeting to be held on 25 October 2006

I/We(Note 1)                                                                                                                                                                                              of                                                                                                                                                                                                                           being the registered holder(s) of              H/domestic shares(Note 2) of RMB1.00 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE MEETING(Note 3) or                                                                                   of                                                                                                                                                                                                                       as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (and any adjournment thereof) of the said Company to be held at 10:00 am on 25 October 2006 at No. 31, Jinrong Street, Xicheng District, Beijing, PRC for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Extraordinary General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below.(Note 4 )

	ORDINARY RESOLUTIONS	FOR (note 4)	AGAINST (note 4)
1.	THAT the Engineering Framework Agreements as described in the circular of the Company dated 8 September 2006 (the “Circular”) and the transactions contemplated thereunder, be and are hereby generally and unconditionally approved, ratified and confirmed and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreements.

2.	THAT the Interconnection Agreement as described in the Circular and the transactions contemplated thereunder be and are hereby generally and unconditionally approved, ratified and confirmed and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

3.	THAT the proposed Annual Caps for the Engineering Framework Agreements for the years ending 31 December 2007 and 31 December 2008 as described in the Circular be and are hereby approved, ratified and confirmed.

4.	THAT the proposed no Annual Cap for the Interconnection Agreement for the years ending 31 December 2007 and 31 December 2008 as described in the Circular be and are hereby approved, ratified and confirmed.

5.	THAT the Strategic Agreement as described in the Circular and the transactions contemplated thereunder be and are hereby approved, ratified and confirmed and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

Dated this                      day of              2006

                        Signed(Note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Extraordinary General Meeting.

5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6.	In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7.	To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the Office of the Board of Directors of the Company, 31 Jinrong Street, Xicheng District, Beijing, PRC or the Company’s share registrar (as the case may be) not less than 24 hours before the time for holding the Meeting or any adjournment thereof (as the case may be). Domestic shareholders shall deposit the relevant documents with the Office of the Board of Directors of the Company and H shareholders shall deposit the relevant documents to the Company’s share registrar, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

Extraordinary General Meeting Attendance Slip

To: China Telecom Corporation Limited (the “Company”)

I/We (Note 1) -                                                                                       of                                                                                                                                                                                                                                                                                                                                                                               , being the registered holder of (Note 2) H/domestic shares in the share capital of the Company hereby inform the Company that I/we intend to attend the Extraordinary General Meeting to be held at 10:00 am on Wednesday, 25 October 2006 at No. 31, Jinrong Street, Xicheng District, Beijing, PRC or to appoint proxies to attend on my/our behalf.

Signature:	__________________________________________

Date:                      2006

Notes:

1.	Please insert the full name(s) and address(es) of the shareholder(s) as it is recorded in the register of members of the Company in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s).

3.	Please duly complete and sign this Attendance Slip, return the Attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before Wednesday, 4 October 2006.

Address of the Office of the Board of the Company

The Office of the Board

China Telecom Corporation Limited

31 Jinrong Street, Xicheng District

Beijing, 100032

PRC

Contact person:	Li Ping Yung Shun Loy, Jacky
Telephone:	(8610) 6642 8166
Facsimile:	(8610) 6601 0728

Exhibit 1.2

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held at 10:00 a.m. on 25 October 2006 at No. 31, Jinrong Street, Xicheng District, Beijing, PRC to consider and, if thought fit, pass the following businesses:

ORDINARY RESOLUTIONS

1.	THAT the Engineering Framework Agreements as described in the circular of the Company dated 8 September 2006 (the “Circular”) and the transactions contemplated thereunder, be and are hereby generally and unconditionally approved, ratified and confirmed and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreements.

2.	THAT the Interconnection Agreement as described in the Circular and the transactions contemplated thereunder be and are hereby generally and unconditionally approved, ratified and confirmed and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

3.	THAT the proposed Annual Caps for the Engineering Framework Agreements for the years ending 31 December 2007 and 31 December 2008 as described in the Circular be and are hereby approved, ratified and confirmed.

4.	THAT the proposed no Annual Cap for the Interconnection Agreement for the years ending 31 December 2007 and 31 December 2008 as described in the Circular be and is hereby approved, ratified and confirmed.

5.	THAT the Strategic Agreement as described in the Circular and the transactions contemplated thereunder be and are hereby approved, ratified and confirmed and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

By Order of the Board

/s/ Li Ping	/s/ Yung Shun Loy, Jacky
Li Ping	Yung Shun Loy, Jacky
Joint Company Secretaries

Beijing, PRC

8 September 2006

Notes:

(1)	Buyers who submit the share transfer application forms to the Company’s share registrar before 4:00 p.m. on 25 September 2006 and then register as shareholders on the register of members of the Company are entitled to attend the extraordinary general meeting.

(2)	Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should first review the shareholders circular of the Company, which is expected to be despatched to shareholders around 8 September 2006.

(3)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of the Company for holders of domestic shares or to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the extraordinary general meeting . Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he so wishes.

The address of the share registrar for the Company’s H shares is as follows:

Computershare Hong Kong Investor Services Limited

46th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

(4)	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(5)	The registration procedure for attending the extraordinary general meeting:

(a)	shareholders attending the extraordinary general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present a copy of the relevant resolution of the board or other decision making authority in order to attend the extraordinary general meeting.

(b)	shareholders intending to attend the extraordinary general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before 4 October 2006.

(6)	Closure of the register of members:

The register of members of the Company will be closed from 26 September 2006 to 25 October 2006 (both days inclusive).

(7)	The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transport and accommodation expenses.

(8)	The address of the Office of the Board is as follows:

31 Jinrong Street

Xicheng District, Beijing 100032

PRC

Contact person:	Li Ping
Yung Shun Loy, Jacky
Telephone:	(8610) 6642 8166
Facsimile:	(8610) 6601 0728

(9)	As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and joint company secretary, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

“Please also refer to the published version of this announcement in South China Morning Post.”